UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._______)*

EFUTURE INFORMATION TECHNOLOGY INC.

(Name of Issuer)

Ordinary shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Shiji (Hong Kong) Limited
Room 1802, Great Eagle Centre,
23 Harbour Road, Wanchai, Hong Kong S.A.R.
Facsimile: +852 2992 0618

Beijing Shiji Information Technology Co., Ltd.
Zhongchu Li
15F, Beijing Inn Building,
No.5, East Shuijing Hutong,
Beijing 100010, People’s Republic of China
Fascimile: +86 10 5932 5399

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to

Lee Edwards, Esq.
Shearman & Sterling LLP
12F East Tower, Twin Towers,
B-12 Jianguomenwai Dajie,
Beijing 100022, People’s Republic of China
Fascimile: +86 10 6563 6000

November 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29438101	Page 2

1		Name of Reporting Person Shiji (Hong Kong) Limited
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,453,966
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,453,966
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 50.51%*
14		Type of Reporting Person CO
*
Based upon 4,858,651 Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the U.S. Securities Exchange Commission (“SEC”) on November 23, 2015.

CUSIP No. G29438101	Page 3

1		Name of Reporting Person Beijing Shiji Information Technology Co., Ltd.
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,453,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,453,966
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 50.51%*
14		Type of Reporting Person CO
*	Based upon 4,858,651 Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the SEC on November 23, 2015.

CUSIP No. G29438101	Page 4

1		Name of Reporting Person Zhongchu Li
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,453,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,453,966
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 50.51%*
14		Type of Reporting Person IN
*	Based upon 4,858,651 Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the SEC on November 23, 2015.

CUSIP No. G29438101	Page 5

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0756 per share (the “Ordinary Shares”), of eFuture Information Technology Inc., a company incorporated under the laws of Cayman Islands (the “Issuer”).  The address of the Issuer’s principal executive office is A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China. The Ordinary Shares are listed on NASDAQ Capital Market under the symbol “EFUT.”  This Statement is being filed on behalf of the Reporting Persons (as defined below) to disclose their current direct or indirect beneficial ownership of the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f)
This Statement is being filed jointly by Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Shiji HK”), Beijing Shiji Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Beijing Shiji”) and Mr. Zhongchu Li (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Shiji HK is wholly-owned subsidiary of Beijing Shiji. Its business address is Room 1802, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong S.A.R. The principal business of Shiji HK is investment. Mr. Zhongchu Li is the sole director of Shiji HK. His business address, citizenship and present principal occupation or employment are set forth on Schedule A hereto and are incorporated herein by reference. Shiji HK does not have any executive officer.

Beijing Shiji’s business address is 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China. The principal business of Beijing Shiji is software development, system integration and technical support and maintenance. The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of Beijing Shiji are set forth on Schedule A hereto and are incorporated herein by reference.

As the date hereof, Mr. Zhongchu Li directly owns 63.0% of the total issued and outstanding shares of Beijing Shiji and is the ultimate controller of Beijing Shiji. His business address, citizenship and present principal occupation or employment are set forth on Schedule A hereto and are incorporated herein by reference.

(d)
During the past five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G29438101	Page 6

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From November 16 to 23, 2015, Shiji HK has acquired 2,453,966 Ordinary Shares in secondary market for an aggregate purchase price of $16,750,509.61, including brokerage commissions and fees (the “Purchase Price”), or approximately $6.83 per Ordinary Share on average. As a result, as the date hereof, Shiji HK owned 2,453,966 Ordinary Shares, representing 50.51% of the total outstanding Ordinary Shares. The Purchase Price was funded by working capital of Shiji HK, which in turn was obtained from the working capital of Beijing Shiji.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transactions described in Item 3 in order to acquire an interest in the Issuer for investment purposes.  The Reporting Persons intend to review continuously their position in the Issuer.  Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons (or, to the best knowledge of the Reporting Persons, each person named in Schedule A) have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)	The following information with respect to the ownership of Ordinary Shares by each of the Reporting Persons as the date hereof:

Reporting Person	Amount beneficially owned:	Percentage of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shiji HK	2,453,966	50.51%	2,453,966	0	2,453,966	0
Beijing Shiji	2,453,966	50.51%	0	2,453,966	0	2,453,966
Mr. Zhongchu Li	2,453,966	50.51%	0	2,453,966	0	2,453,966

As of the date hereof, Shiji HK directly owns 2,453,966 Ordinary Shares, representing 50.51% of the total outstanding Ordinary Shares.

Beijing Shiji, as the sole owner of Shiji HK, may be deemed to beneficially own 2,453,966 Ordinary Shares, representing 50.51% of the total outstanding Ordinary Shares, and share voting and investment power over such shares.

CUSIP No. G29438101	Page 7

Mr. Zhongchu Li, directly owns 63.0% of the total issued and outstanding shares of Beijing Shiji, is the ultimate controller of Beijing Shiji. As a result, Mr. Zhongchu Li may be deemed to beneficially own 2,453,966 Ordinary Shares, representing 50.51% of the total outstanding Ordinary Shares, and share voting and investment power over such shares. Mr. Zhongchu Li and his affiliated entities and the officers, partners, members, and managers thereof, other than Shiji HK and Beijing Shiji, disclaims beneficial ownership of the shares held directly by Shiji HK.

The above disclosure of percentage information is based upon 4,858,651 shares of Ordinary Shares issued and outstanding as of September 30, 2015, as disclosed in the Issuer’s Form 6-K/A, filed with the SEC on November 23, 2015.

(c)
Schedule B annexed hereto lists all transactions in Ordinary Shares during the past 60 days by the Reporting Persons (or, to the best knowledge of the Reporting Persons, the persons named in Schedule A).

(d)
Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference as if fully set forth herein.

On November 25, 2015, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”).  A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons (or, to the best knowledge of the Reporting Persons, the persons named in Schedule A) or between the Reporting Persons (or, to the best knowledge of the Reporting Persons, the persons named in Schedule A) and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement by and among Shiji (Hong Kong) Limited, Beijing Shiji Information Technology Co., Ltd. and Mr. Zhongchu Li dated November 25, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

Shiji (Hong Kong) Limited

By:	/s/ Zhongchu Li
	Name:	Zhongchu Li
	Title:	Director

Beijing Shiji Information Technology Co., Ltd.

By:	/s/ Zhongchu Li
	Name:	Zhongchu Li
	Title:	Director

Zhongchu Li

/s/ Zhongchu Li

SCHEDULE A

Directors and Executive Officers of Beijing Shiji Information Technology Co., Ltd.

Name	Present Principal Occupation	Business Address	Citizenship
Zhongchu Li	Chairman of the board of directors and president of Beijing Shiji Information Technology Co., Ltd. (“Beijing Shiji”) and sole director of Shiji (Hong Kong) Limited	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Deyuan Lai	Director, vice-president and chief financial officer of Beijing Shiji	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Dali Zheng	Director of Beijing Shiji and legal representative of Shanghai Weitu Investment Management Company*	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Jianfeng Liu	Independent director of Beijing Shiji and director of Shanghai Kehui Value Investment Management Company**	c/o Room 114, No. 1 Building, No.55 Shangfeng West Road, Tang Town, Pudong New District, Shanghai 201203, People’s Republic of China	People’s Republic of China

Liming Yan	Independent director of Beijing Shiji and deputy chief accountant of Zhongxingcai Guanghua Certified Public Accountants LLP***	c/o Room 929, East Building, F4, 5th Floor, No 28, Fuxingnei Street, Xicheng District, Beijing 100031, People’s Republic of China	People’s Republic of China

Xiaojie Zou	Independent director of Beijing Shiji and chairman of Beijing Guangxue Culture Education Development Center****	c/o No.1-1204, Yang Zhuang Middle Area, Shijingshan District, Beijing 100043, People’s Republic of China	People’s Republic of China

Zhiming Luo	Vice-president of Beijing Shiji	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Dongyu Guan	Vice-president of Beijing Shiji	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Minmin Wang	Vice-president of Beijing Shiji	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Fang Luo	Vice-president and secretary of the board of directors of Beijing Shiji	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	People’s Republic of China

Kevin King	Chief operating officer of Beijing Shiji	c/o 15F, Beijing Inn Building, No.5, East Shuijing Hutong, Beijing 100010, People’s Republic of China	Australia

*
The business address of Shanghai Weitu Investment Management Company is Room E-108, No. 588, Zhangliantang Road, Liantang Town, Qingpu District, Shanghai 201715, People’s Republic of China. Its principal business is investment management.

**
The business address of Shanghai Kehui Value Investment Management Company is Room 114, No. 1 Building, No.55 Shangfeng West Road, Tang Town, Pudong New District, Shanghai 201203, People’s Republic of China. Its principal business is investment management.

***
The business address of Zhongxingcai Guanghua Certified Public Accountants LLP is Room 929, East Building, F4, 5th Floor, No 28, Fuxingnei Street, Xicheng District, Beijing 100031, People’s Republic of China. Its principal business is audit service, assets appraisal, tax service and management consultation.

****
The business address of Beijing Guangxue Culture Education Development Center is No.1-1204, Yang Zhuang Middle Area, Shijingshan District, Beijing 100043, People’s Republic of China. Its principal business is development of culture and educational technology, market research and information consultation.

SCHEDULE B

Transactions in the Ordinary Shares during Past 60 Days

The following transactions were effected by Shiji (Hong Kong) Limited in the Ordinary Shares in the past 60 days:

Date	Numbers of Ordinary Shares Purchased	Price per Ordinary Share
November 16, 2015	1,443,628	$6.37
November 17, 2015	127,518	$6.32
November 18, 2015	465,775	$6.93
November 20, 2015	4,750	$6.48
November 23, 2015	412,295	$8.45